July 15, 2010
United States Securities and Exchange Commission
100 F St. Street, N.E.
Washington, D.C. 20549
Attention:  Barbara C. Jacobs
                   Ryan Houseal

Re:	ACI Worldwide, Inc.
Registration Statement on Form S-3
Filed March 13, 2009
File No. 333-157952
Ladies and Gentlemen:
     The following sets forth the responses of ACI Worldwide, Inc. (“ACI” or the “Company”) to the comment letter, dated March 24, 2009, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Registration Statement on Form S-3 (Registration No. 333-157952 (the “S-3”)). As discussed with the Staff, ACI delayed responding to this letter in order to complete the separate comment letter process relating to ACI’s Form 10-K for the year ended December 31, 2008. The last part of that process was resolved on June 4, 2010 when the Securities and Exchange Commission issued an Order Granting Confidential Treatment for information the Company excluded from certain exhibits to a Form 10-Q filed on August 7, 2009 (which exhibits were filed in response to the comment letter referred to in the prior sentence). For your convenience, we have included the Staff’s comment in the body of this letter and have provided the Company’s response thereto immediately following the comment. The Company filed Amendment No. 1 to the Registration Statement today to update the filing since the initial filing date in March 2009.
Registration Statement on Form S-3
General
1.	We note that you incorporate Part III of your annual report on Form 10-K by reference from your definitive proxy statement to be filed not later than 120 days after the end of the fiscal year covered by your annual report. See Instruction G(3) to Form 10-K. We further note that as of the date of this letter, your definitive proxy statement has not been filed with us. Please be advised that we are unable to declare the subject registration statement effective until you have filed such material. See C&DI – Securities Act Forms, Question 123.01

Securities and Exchange Commission
July 15, 2010

     The Company acknowledges that the registration statement could not have been declared effective prior to the filing of the definitive proxy statement and notes that it made the initial filing prior to such time in order to comply with its obligations contained in the registration rights agreement relating to the securities being registered. Given the passage of time, the Company has now filed its Annual Report on Form 10-K for the year ended December 31, 2009 and filed its definitive proxy statement on April 21, 2010. The Amendment No.1 to the S-3, filed today, has been updated to incorporate by reference both the most current annual report and definitive proxy statement, as well as the quarterly report for the quarter ended March 31, 2010.

Securities and Exchange Commission
July 15, 2010

     We hope that the foregoing is responsive to your comment. If you have any questions with respect to this letter, please feel free to contact me at (212) 326-3800.

Very truly yours,
/s/ Robert A. Profusek
Robert A. Profusek, Esq.

cc:	Dennis P. Byrnes, Esq., ACI Worldwide, Inc.
Victoria H. Finley, Esq., ACI Worldwide, Inc.